SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: April 12, 2017

	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month and six ended February 28, 2017

April 12, 2017

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated April 12, 2017, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended February 28, 2017 and the 2016 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2016 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;

•	asset acquisitions and dispositions;

•	cost efficiencies;

•	financial guidance for future performance;

•	business and technology strategies and measures to implement strategies;

•	statements about the Company’s equity investments, joint ventures and partnership arrangements including any statements about write-downs, losses and liabilities;

•	competitive strengths; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

Shaw Communications Inc.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to:

•	general economic conditions;

•	interest;

•	income tax and exchange rates;

•	technology deployment;

•	content and equipment costs;

•	industry structure;

•	conditions and stability;

•	government regulation; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	general economic, market and business conditions;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	the Company’s ability to execute its strategic plans and capital projects;

•	the Company’s ability to achieve cost efficiencies;

•	technology, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Known events, trends, risks and uncertainties”.

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Shaw Communications Inc.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

Strategic update

Shaw is focused to deliver long-term growth and connect customers to the world through a best-in-class seamless connectivity experience. In 2016, Shaw positioned itself as a leading enhanced connectivity provider through the acquisition of Freedom Mobile (formerly, WIND). The addition of a wireless business enabled the Company to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within its operating footprint. In 2017, the Company continues to execute on its long-term strategic plan which is centred on delivering exceptional customer experiences by leveraging and further developing a world-class converged network and providing leading technology through best-in-class strategic partners.

Shaw’s world-class converged network

Shaw’s broadband network strategy provides flexibility, cost efficiency and a speed advantage that continues to support the success of its Internet offerings, including WideOpen Internet 150, the fastest widely available Internet speed provided in nearly every neighborhood across Shaw’s wireline footprint. The combination of this exceptional service with the tremendous value and pricing stability offered through value plans have had a positive impact on customer retention. Shaw’s wireline and wireless network roadmap continues to progress with the DOCSIS 3.1 and the LTE-Advanced upgrades targeted for completion, as planned, by the end of fiscal 2017.

Global technology leader

BlueSky TV is now available everywhere Shaw offers cable video. Western Canadians are now able to enjoy a revolutionary TV experience made possible by Shaw’s strategic partnership with Comcast. The Company’s partnerships with industry leaders such as Comcast will allow it to continue to access leading-edge technology in the global communications industry.

The BlueSky TV experience is more than just a new guide and set-top-box, it is an elegant system that listens, learns and curates content to provide an exceptional viewing experience. Shaw is optimistic that BlueSky TV combined with WideOpen 150 and flexible TV packages will provide a compelling reason for consumers to stay and switch to Shaw.

Freedom Mobile leadership transition and integration

Following a successful year of leading the transition of Freedom Mobile and laying the important groundwork for integrating the companies, Alek Krstajic has announced he will be stepping down as CEO, Freedom Mobile.

During his time, Mr. Krstajic was instrumental in activating Freedom Mobile’s LTE-Advanced network and in providing customers with the best value and enhanced connectivity. With his departure, Shaw is welcoming Paul McAleese as Chief Operating Officer, Freedom Mobile, who will guide the division’s operations and continued growth. Mr. McAleese has more than two decades of experience in mobile communications in the U.S., U.K., and Canada and is a proven wireless industry veteran.

The integration of Freedom Mobile will enhance the development of Shaw as a world-class connectivity provider.

Shaw Communications Inc.

In what has been a remarkably fast-paced and dynamic year of innovation, change and growth, the Company is excited by the potential reflected in the first half results for fiscal 2017, including the continued improvements in the Consumer division’s subscriber trend and the growth in Wireless subscribers. Shaw’s employees have shown tremendous commitment and engagement to execute on the longer term strategic initiatives and to serve Shaw’s customers.

Selected financial and operational highlights

Basis of presentation

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended			Six months ended
(millions of Canadian dollars except per share amounts)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Operations:
Revenue	1,304	1,151	13.3	2,618	2,295	14.1
Operating income before restructuring costs and amortization (1)	540	502	7.6	1,079	1,010	6.8
Operating margin (1)	41.4%	43.6%	(2.2pts )	41.2%	44.0%	(2.8pts )
Net income from continuing operations	147	116	26.7	237	254	(6.7)
Income from discontinued operations, net of tax	—	48	(100.0)	—	128	(100.0)
Net income	147	164	(10.4)	237	382	(38.0)
Per share data:
Basic and diluted earnings per share
Continuing operations	0.30	0.24		0.48	0.52
Discontinued operations	—	0.08		—	0.23

	0.30	0.32		0.48	0.75

Weighted average participating shares outstanding during period (millions)	489	477		488	476
Funds flow from continuing operations (2)	424	363	16.8	838	710	18.0
Free cash flow(1)	147	119	23.5	305	291	4.8

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change		Change
			Three months ended		Six months ended
	February 28, 2017	August 31, 2016	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Consumer
Video – Cable	1,650,789	1,671,059	(7,124)	(25,782)	(20,270)	(43,811)
Video – Satellite	770,294	790,574	(4,611)	(6,002)	(20,280)	(18,929)
Internet	1,818,072	1,787,642	13,466	4,335	30,430	13,768
Phone	931,893	956,763	(7,025)	(14,473)	(24,870)	(36,700)

Total Consumer	5,171,048	5,206,038	(5,294)	(41,922)	(34,990)	(85,672)

Business Network Services
Video – Cable	53,475	61,153	(4,480)	(13,572)	(7,678)	(16,443)
Video – Satellite	32,000	30,994	1,041	2,442	1,006	2,741
Internet	173,144	179,867	(3,856)	(1,547)	(6,723)	(2,562)
Phone	312,384	301,328	5,692	3,104	11,056	5,601

Total Business Network Services	571,003	573,342	(1,603)	(9,573)	(2,339)	(10,663)

Wireless
Postpaid	714,917	667,028	33,582	—	47,889	—
Prepaid	371,268	376,260	(155)	—	(4,992)	—

Total Wireless	1,086,185	1,043,288	33,427	—	42,897	—

Total Subscribers	6,828,236	6,822,668	26,530	(51,495)	5,568	(96,335)

In the quarter, the Company continued its momentum of improving subscriber trends with consolidated RGU net gains of 26,530.

Consumer RGUs in the second quarter of fiscal 2017 declined by 5,294, a significant improvement over the 41,922 RGU losses in the second quarter of fiscal 2016. This quarter’s Consumer RGU result represents the division’s best performance since the second quarter of fiscal 2012. This trend of year-over-year improvement continues to be driven by strong Internet subscriber growth linked to the WideOpen Internet 150 value offering and by notable reductions in both cable video and phone RGU losses attributed mainly to strong bundle and value plan offerings.

The Company also reported significant improvements in Wireless postpaid and prepaid subscribers adding a combined 33,427 RGUs as compared to 9,470 RGUs gained in the first quarter of fiscal 2017, finishing the period with a total 1,086,185 RGUs. Strong RGU results in the quarter reflect the compelling value proposition of Freedom Mobile’s offering to thousands of value-conscious Canadians.

Shaw Communications Inc.

Overview

Our fiscal 2017 second quarter financial results represent improvements in consolidated revenue and operating income before restructuring costs and amortization over the second quarter of fiscal 2016. For further discussion of divisional performance see “Discussion of operations”.

Highlights of the second quarter financial results are as follows:

Revenue

Revenue for the quarter of $1.30 billion increased $153 million or 13.3% from $1.15 billion for the second quarter of 2016.

•	The year-over-year improvement in revenue was primarily due to the acquisition of Freedom Mobile (formerly, WIND) on March 1, 2016, contributing Wireless revenues of $140 million.

•	Excluding the results of the Wireless division, revenue for the quarter from the combined Consumer, Business Network Services and Business Infrastructure Services divisions was up 1.1%.

•	The Business Network Services and Business Infrastructure Services divisions contributed a combined $11 million to the consolidated revenue improvements for the quarter driven primarily by customer growth. The Consumer division year-over-year revenue for the period was down $1 million.

Compared to the first quarter of fiscal 2017, consolidated revenue for the quarter decreased 0.7% or by $9 million. The decrease in revenue over the prior quarter relates to a lower revenue in the Consumer division offset by growth in each of the Business Network Services, Business Infrastructure Services and Wireless divisions.

Revenue for the six month period of $2.62 billion increased $323 million or 14.1% from $2.30 billion for the comparable period in fiscal 2016.

•	The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $279 million.

•	Excluding the results of the Wireless division, revenue for the six month period from the combined Consumer, Business Network Services and Business Infrastructure Services divisions was up 1.9%.

•	Customer acquisition was the primary driver of revenue growth in the Business Network Services and Business Infrastructure Services divisions, contributing a combined $36 million to consolidated revenue growth. The Consumer division’s revenue increased by $2 million over the comparable prior year period due primarily to rate increases partially offset by RGU losses.

Operating income before restructuring costs and amortization

Second quarter operating income before restructuring costs and amortization of $540 million increased $38 million or 7.6% from $502 million for the second quarter of 2016.

•	The year-over-year improvement in operating income before restructuring costs and amortization was primarily due to contributions from the Wireless division of $29 million.

•	Excluding the results of the Wireless division, operating income before restructuring costs and amortization for the quarter increased 1.8% over the second quarter of fiscal 2016.

Shaw Communications Inc.

•	The Business Network Services and Business Infrastructure Services divisions contributed a combined $9 million to the consolidated increase in operating income before restructuring costs and amortization for the quarter driven primarily by customer growth. Consumer division year-over-year operating income before restructuring costs and amortization was comparable to the prior year quarter.

Operating margin for the second quarter of 41.4% was down from 43.6% in the second quarter of fiscal 2016 due primarily to the impact of the added lower Wireless operating margin of 20.7% in the period.

Compared to the first quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was up $1 million.

For the six month period, operating income before restructuring costs and amortization of $1.08 billion increased $69 million or 6.8% from $1.01 billion for the comparable period

•	The year-over-year improvement was due primarily to contributions from the Wireless division of $59 million.

•	Excluding the results of the Wireless division, operating income before restructuring costs and amortization for the six month period increased 0.8% over the comparable period.

•	The combined operating income before restructuring costs and amortization increase of $24 million for the six month period in the Business Network Services and Business Infrastructure Services divisions was partially offset by $14 million of lower operating income before restructuring costs and amortization in the Consumer division.

Free cash flow

Free cash flow for the second quarter of $147 million increased $28 million from $119 million for the second quarter of 2016.

•	Free cash flow increased in the quarter as a result of higher consolidated operating income before restructuring costs and amortization of $38 million, $22 million in dividends received from the investment in Corus and $20 million in lower cash taxes. The improvements were partially offset by higher planned capital expenditures in the amount of $23 million, reflecting the addition of the Wireless division capital expenditures, and the loss of free cash flow from discontinued operations in the amount of $29 million.

Shaw Communications Inc.

Net Income

Net income was $147 million and $237 million for the three and six months ended February 28, 2017, respectively, compared to $164 million and $382 million for the same periods in fiscal 2016. The changes in net income are outlined in the following table.

	February 28, 2017 net income compared to:
	Three months ended		Six months ended
(millions of Canadian dollars)	November 30, 2016	February 29, 2016	February 29, 2016
Increased (decreased) operating income before restructuring costs and amortization (1)	1	38	69
Decreased (increased) restructuring costs	12	—	(12)
Increased amortization	(10)	(34)	(66)
Change in net other costs and revenue (2)	85	41	(18)
Decreased (increased) income taxes	(30)	(14)	10
Decreased income from discontinued operations, net of tax	—	(48)	(128)

	58	(17)	(145)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity income and losses of an associate or joint venture and other losses as detailed in the unaudited Consolidated Statements of Income.

Change in net other costs and revenue in the second quarter had an $85 million favourable impact on net income compared to the first quarter of fiscal 2017 primarily due to a non-recurring provision recorded in the first quarter of $107 million related to the wind down of shomi offset partially by $17 million lower equity income from our investment in Corus in the second quarter.

Change in net other costs and revenue in the second quarter had a $41 million favourable impact on net income compared to the second quarter of fiscal 2016 primarily due to $9 million of equity income from our investment in Corus in the current quarter and prior year equity losses from the investment in shomi in the amount of $19 million and $8 million business acquisition costs related to the acquisition of Freedom Mobile (formerly, WIND).

Outlook

Shaw confirms at this time that there are no changes to our previously issued fiscal 2017 guidance. Operating income before restructuring costs and amortization is expected to range between $2.125 and $2.175 billion and free cash flow is expected to exceed $400 million. Consolidated capital investment targets also remain unchanged from previously provided guidance at $1.3 billion for the year.

See “Caution concerning forward-looking statements”.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

Shaw Communications Inc.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Operating income from continuing operations	275	271	547	556
Add back (deduct):
Restructuring costs	—	—	12	—
Amortization:
Deferred equipment revenue	(13)	(17)	(27)	(36)
Deferred equipment costs	33	38	67	79
Property, plant and equipment, intangibles and other	245	210	480	411

Operating income before restructuring costs and amortization	540	502	1,079	1,010

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended			Six months ended
	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Consumer	43.2%	43.1%	0.1pts	43.0%	43.8%	(0.8pts	)
Business Network Services	50.0%	48.2%	1.8pts	50.0%	47.6%	2.4pts
Business Infrastructure Services	38.5%	37.1%	1.4pts	37.0%	35.8%	1.2pts
Wireless	20.7%	—	n/a	21.1%	—	n/a

Shaw Communications Inc.

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Income from discontinued operations, net of tax	—	48	—	128
Add back (deduct):
Gain on divestiture, net of tax	—	—	—	—
Income taxes	—	18	—	47
Restructuring costs	—	—	—	—
Amortization:
Property, plant and equipment, intangibles and other	—	4	—	11
Other non-operating items	—	1	—	3

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	71	—	189

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and separately for Business Infrastructure Services and Wireless. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), cash taxes paid or payable, program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Revenue
Consumer	933	934	(0.1)	1,880	1,878	0.1
Business Network Services	146	137	6.6	290	273	6.2
Business Infrastructure Services	91	89	2.2	181	162	11.7
Wireless	140	—	n/a	279	—	n/a

	1,310	1,160	12.9	2,630	2,313	13.7
Intersegment eliminations	(6)	(9)	33.3	(12)	(18)	33.3

	1,304	1,151	13.3	2,618	2,295	14.1

Operating income before restructuring costs and amortization (1)
Consumer	403	403	—	808	822	(1.7)
Business Network Services	73	66	10.6	145	130	11.5
Business Infrastructure Services	35	33	6.0	67	58	15.5
Wireless	29	—	n/a	59	—	n/a

	540	502	7.6	1,079	1,010	6.8

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	214	234	(8.5)	419	449	(6.7)
Business Infrastructure Services	30	40	(25.0)	51	70	(27.1)
Wireless	53	—	n/a	117	—	n/a

	297	274	8.4	587	519	13.1

Free cash flow before the following	243	228	6.6	492	491	0.2
Less:
Interest	(75)	(76)	1.3	(147)	(149)	1.3
Cash taxes	(44)	(64)	31.3	(88)	(132)	33.3
Other adjustments:
Dividends from equity accounted associates	22	—	n/a	43	—	n/a
Non-cash share-based compensation	1	—	n/a	2	1	100.0
Pension adjustment	1	3	(66.7)	4	(20)	>100.0
Customer equipment financing	1	2	(50.0)	3	4	(25.0)
Preferred share dividends	(2)	(3)	33.3	(4)	(7)	42.9

Free cash flow from continuing operations	147	90	63.3	305	188	62.2

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	71		—	189
Less:
Capital expenditures	—	(3)		—	(4)
Cash taxes	—	(9)		—	(39)
Program Rights	—	(20)		—	(20)
CRTC benefit obligation funding	—	(4)		—	(8)
Non-controlling interests	—	(5)		—	(13)
Pension adjustment	—	(1)		—	(2)

Free cash flow from discontinued operations	—	29		—	103

Free cash flow	147	119	23.5	305	291	4.8

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Consumer

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Revenue	933	934	(0.1)	1,880	1,878	0.1
Operating income before restructuring costs and amortization (1)	403	403	—	808	822	(1.7)

Operating margin (1)	43.2%	43.1%	0.1pts	43.0%	43.8%	(0.8pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Consumer RGUs in the second quarter declined by 5,294, a significant improvement over the 41,922 RGU loss in the second quarter of fiscal 2016. This quarter’s Consumer RGU result represents the division’s best since the second quarter of fiscal 2012. This trend of year-over-year improvement continues to be driven by strong Internet subscriber growth linked to the WideOpen Internet 150 value offering and by notable reductions in both cable video and phone RGU losses attributed mainly to strong bundle and value plan offerings.

The Company’s network strength continues to support the success of WideOpen Internet 150, the fastest widely available Internet speed provided in nearly every neighbourhood across Shaw’s wireline footprint. The combination of this exceptional service with the tremendous value and pricing stability offered through value plans are providing a positive impact on customer retention.

Revenue

•	Consumer revenue for the second quarter of fiscal 2017 decreased slightly compared to the second quarter of fiscal 2016. Higher revenue generated by August 2016 rate increases, added Internet RGUs and the favourable impact of changes in promotional offers through value plans was fully offset by the impact of reduced phone and cable video RGUs.

•	As compared to the first quarter of fiscal 2017, the current quarter revenue decreased $14 million or 1.5%. The quarter-over-quarter decrease was primarily due to the impact of increased promotional discounts and due to slightly lower RGUs.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization for the quarter of $403 million and operating margin of 43.2% were consistent with the second quarter of fiscal 2016. Increased revenue from August 2016 rate increases and the favourable impact of changing promotional offers was fully offset by the impact of RGU losses and higher programming costs.

•	As compared to the first quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was $1 million higher as an increase in promotional discounts was almost fully offset by a decrease in seasonal programming costs.

Shaw Communications Inc.

Business Network Services

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Revenue	146	137	6.6	290	273	6.2
Operating income before restructuring costs and amortization (1)	73	66	10.6	145	130	11.5

Operating margin (1)	50.0%	48.2%	1.8pts	50.0%	47.6%	2.4pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue

•	Revenue of $146 million for the quarter was up $9 million or 6.6% over the comparable period. The core business, excluding satellite services, increased revenues 8.6% in the current quarter primarily due to continued growth across the entire customer base and an August 2016 rate increase for video, Internet and phone products.

•	As compared to the first quarter of fiscal 2017, revenue increased by $2 million or 1.4% reflecting organic customer growth.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization of $73 million for the quarter improved by $7 million or 10.6% over the comparable period. The improvements were due primarily to customer growth, including the continued customer shift from legacy to the Smart suite of products.

•	As compared to the first quarter of fiscal 2017, operating income before restructuring costs and amortization for the quarter was comparable. Increased revenue was offset by higher seasonal and sales related employee costs.

Business Infrastructure Services

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Revenue	91	89	2.2	181	162	11.7
Operating income before restructuring costs and amortization (1)	35	33	6.1	67	58	15.5

Operating margin (1)	38.5%	37.1%	1.4pts	37.0%	35.8%	1.2pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Growth in the Business Infrastructure Services division remained steady, driven by new and existing customer installations. The quarter and year-to-date results highlight the division’s positive impact to the Company’s free cash flow(1) driven by continued growth in operating income before restructuring costs and amortization and lower year-over-year capital investment.

Revenue

•	Revenue for the quarter increased $2 million or 2.2% over the second quarter of fiscal 2016. Excluding the effect of foreign exchange, revenue for the U.S. based operations increased by 7.7% to US$69 million for the three month period primarily due to continued organically generated customer growth.

•	As compared to the first quarter of fiscal 2017, revenue for the quarter increased slightly by $1 million or 1.1%. Excluding the effect of foreign exchange, revenue in the second quarter of fiscal 2017 for the U.S. based operations increased by 2.2% over the first quarter of fiscal 2017.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization for the quarter improved $2 million or 6.1% over the comparable period. Excluding the effect of foreign exchange, operating income before restructuring costs and amortization for the U.S. based operations increased by 11.4% to US$27 million for the three month period. Year-over-year improvements were due to customer growth and a slight increase in operating margin.

•	As compared to the first quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was up 9.4% or $3 million driven by increased revenue and the impact of higher seasonal costs incurred in the first quarter of fiscal 2017.

Wireless

	Three months ended	Six months ended
(millions of Canadian dollars)	February 28, 2017	February 28, 2017
Revenue	140	279
Operating income before restructuring costs and amortization (1)	29	59

Operating margin (1)	20.7%	21.1%

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Wireless added 33,427 revenue generating units (“RGUs”) as compared to 9,470 RGUs gained in the first quarter of fiscal 2017, reflecting the compelling value proposition of Freedom Mobile’s offering to thousands of value-conscious Canadians.

Revenue

•	Wireless revenue for the quarter increased by $2 million or 1.5% over the first quarter of fiscal 2017, the result of 33,427 RGUs gained in the quarter partially offset by a decrease in average revenue per unit (“ARPU”) from $36.84 to $36.44.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization was comparable to the first quarter of fiscal 2017 as the increase in revenue was offset by higher seasonal commercial costs, costs associated with the branding transition to Freedom Mobile and other promotional related costs.

Capital expenditures and equipment costs

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Consumer and Business Network Services
New housing development	25	27	(7.4)	47	50	(6.0)
Success based	60	68	(11.8)	141	141	—
Upgrades and enhancements	103	104	(1.0)	174	197	(11.7)
Replacement	7	8	(12.5)	13	18	(27.8)
Building and other	19	27	(29.6)	44	43	2.3

Total as per Note 4 to the unaudited interim consolidated financial statements	214	234	(8.5)	419	449	(6.7)

Business Infrastructure Services
Total as per Note 4 to the unaudited interim consolidated financial statements	30	40	(25.0)	51	70	(27.1)

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	53	—	n/a	117	—	n/a

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	297	274	8.4	587	519	13.1

Shaw Communications Inc.

Capital investment of $297 million and $587 million in the three month and six month periods, respectively, increased 8.4% and 13.1% over the comparable prior year periods. The increases were driven primarily by the added capital expenditures from the Wireless division partially offset by reductions in each the combined Consumer and Business Network Services divisions and the Business Infrastructure Services division.

Consumer and Business Network Services

•	For the three month period, the $8 million or 11.8% decrease in success based capital was driven primarily by lower advanced Internet Wi-Fi modem purchases and reduced installation costs on all product lines.

•	The $8 million or 29.6% decreased investment in buildings and other in the current quarter related to lower refurbishment expenditures in corporate facilities as compared to the prior year.

•	For the six month period, the combined Consumer and Business Network Services divisions’ investment in capital of $419 million was $30 million or 6.7% lower than the prior year comparable period primarily due to lower planned capital spend on plant upgrades and enhancements.

Business Infrastructure Services

•	Capital investment of $30 million and $51 million for the three and six month periods decreased 25% and 27%, respectively, over the comparable prior year periods. The decreases reflect prior year investment in U.S. infrastructure expansion and the data centre in Calgary, Alberta. Current year investment primarily relates to customer installations in existing facilities.

Wireless

•	Capital investment of $53 million and $117 million for the three and six month periods, respectively, relate primarily to investment for the continued improvement in the network infrastructure of the LTE-Advanced core and the radio network rollout readiness project across the network in addition to capital investments relating to the upgrade of back office systems.

Discontinued operations – Shaw Media

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus, a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations.

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Revenue	—	227	—	522
Eliminations(1)	—	(20)	—	(39)

	—	207	—	483

Operating, general and administrative expenses
Employee salaries and benefits	—	47	—	93
Purchases of goods and services	—	109	—	240

	—	156	—	333
Eliminations(1)	—	(20)	—	(39)

	—	136	—	294
Amortization	—	4	—	11
Accretion of long-term liabilities and provisions	—	1	—	2
Other losses	—	—	—	1

Income from discontinued operations before tax and gain on divestiture	—	66	—	175
Income taxes	—	18	—	47

Income (loss) from discontinued operations, net of tax	—	48	—	128

Shaw Communications Inc.

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2017
Second	1,304	540	147	147	147	0.30	0.30
First	1,313	539	89	89	89	0.18	0.18
2016
Fourth	1,306	549	144	154	154	0.29	0.31
Third	1,283	555	58	700	704	0.11	1.44
Second	1,151	502	116	156	164	0.24	0.32
First	1,144	508	138	209	218	0.28	0.43
2015
Fourth	1,131	525	247	272	276	0.51	0.57
Third	1,135	527	136	202	209	0.28	0.42

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net income attributable to both equity shareholders and non-controlling interests

In the second quarter of fiscal 2017, net income increased $58 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. See “Other income and expense items” for further detail on non-operating items.

In the first quarter of fiscal 2017, net income decreased $65 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by $27 million equity income from our investment in Corus and lower income taxes. See “Other income and expense items” for further detail on non-operating items.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue decreased primarily due to non-recurring charges recorded in the third quarter, including a $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate.

Shaw Communications Inc.

Net income for the third quarter of fiscal 2016 increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue decreased primarily due to a $17 million impairment of goodwill relating to the Tracking operations in the Business Network Services division, a $51 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 loss from an equity accounted associate.

In the second quarter of fiscal 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations, net of tax, of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenue of $13 million. Net other costs and revenue decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of Freedom Mobile (formerly, WIND) and INetU.

In the first quarter of fiscal 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $51 million and a decrease in income taxes of $50 million. Net other costs and revenue decreased primarily due to a fourth quarter fiscal 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture interest in shomi of $5 million in the first quarter of fiscal 2016.

In the fourth quarter of fiscal 2015, net income increased $67 million primarily due to improved net other costs and revenue of $191 million partially offset by lower income from discontinued operations, net of tax, of $44 million and higher income tax expense of $70 million. The improvement in net other costs and revenue items was due to the combined effect of the aforementioned sale of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received from the Shaw Court insurance claim.

In the third quarter of fiscal 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $29 million, an increase in income from discontinued operations, net of tax, of $40 million, lower restructuring costs of $35 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

Shaw Communications Inc.

Other income and expense items

Amortization

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Amortization revenue (expense)
Deferred equipment revenue	13	17	(23.5)	27	36	(25.0)
Deferred equipment costs	(33)	(38)	13.2	(67)	(79)	15.2
Property, plant and equipment, intangibles and other	(245)	(210)	(16.7)	(480)	(411)	(16.8)

Amortization of property, plant and equipment, intangibles and other increased 16.7% and 16.8% for the three and six months ended February 28, 2017 over the comparable periods due to amortization related to the new Wireless division and the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the periods.

Amortization of financing costs and Interest expense

	Three months ended			Six Months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Amortization of financing costs – long-term debt	1	1	—	2	3	(33.3)
Interest expense	75	77	(2.6)	148	150	(1.3)

Interest expense for the three and six month periods ended February 28, 2017 was marginally lower than the comparable periods due to lower average outstanding debt balances in the current year.

Equity income (loss) of an associate or joint venture

For the three and six month periods ended February 28, 2017 the Company recorded equity income of $9 million and $36 million related to its interest in Corus. In the comparable periods, the Company recorded equity losses of $19 million and $36 million, respectively, related to its interest in shomi.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. For the six months ended February 28, 2017, the category also includes a $107 million provision in respect of the Company’s investment in shomi which announced a wind down of operations during the first quarter.

Income taxes

Income taxes are higher in the quarter compared to the second quarter of fiscal 2016 mainly due to an increase in net income from continuing operations.

Shaw Communications Inc.

Financial position

Total assets were $15.8 billion at February 28, 2017 compared to $15.4 billion at August 31, 2016. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2016.

Current assets increased $245 million due to increases in cash of $215 million, inventories of $15 million and other current assets of $18 million. Cash increased as the funds provided by operations and financing activities exceeded the cash outlay for investing activities. Inventories increased due to the acquisition of additional customer equipment to support the newly-launched BlueSky TV service. Other current assets increased due to the timing of payments related to prepaid expenses.

Investments and other assets increased $46 million primarily due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment increased $70 million due to capital investment in excess of amortization and the effect of foreign exchange rates on the translation of ViaWest. Intangibles and goodwill increased $16 due to net software intangible additions and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $52 million during the year due to decreases in accounts payable and accruals of $25 million and income taxes payable of $115 million, partially offset by increases of $94 million in current provisions. Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures and interest. Income taxes payable decreased due to tax installment payments, partially offset by the current period provision. Current provisions increased primarily due to unpaid amounts relating to the first quarter provision for the wind down of the shomi investment and restructuring.

Long-term debt increased $336 million due to the issuance of $300 million in fixed rate senior notes at a rate of 3.80% due March 1, 2027, additional US dollar borrowings by ViaWest under its bank credit facilities and the effect of foreign exchange rates on ViaWest’s debt and the Company’s US dollar borrowings under its credit facility. The $300 million proceeds from the issuance of the fixed rate senior notes, together with cash on hand, was used to repay the $400 million senior note due on March 2, 2017.

Other long-term liabilities decreased $19 million mainly due to actuarial gains on employee benefit plans in the current year.

Shareholders’ equity increased $108 million primarily due to an increase in share capital of $136 million and decrease in accumulated other comprehensive loss of $35 million, partly offset by a decrease in retained earnings of $59 million. Share capital increased due to the issuance of 5,013,378 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As at March 31, 2017, share capital is as reported at February 28, 2017 with the exception of the issuance of a total of 725,248 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings decreased due to dividends of $296 million, partially offset by current year earnings of $237 million. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as re-measurements recorded on employee benefit plans and the Company’s share of other comprehensive income of associates.

Shaw Communications Inc.

Liquidity and capital resources

In the six month period ended February 28, 2017, the Company generated $305 million of free cash flow. Shaw used its free cash flow along with $300 million proceeds from a senior note issuance, borrowings of $26 million under ViaWest’s credit facility and proceeds on issuance of Class B Non-Voting Shares of $30 million to fund the net working capital change of $179 million, pay common share dividends of $191 million, make $62 million in financial investments and pay $14 million in restructuring costs.

As at February 28, 2017, the Company had $620 million of cash on hand, as well as approximately $990 million of available credit under its $1.5 billion bank credit facility. On December 15, 2016, the Company amended the terms of this bank credit facility to extend the maturity date from December 2019 to December 2021. The facility is used for working capital and general corporate purposes.

Subsequent to the period end, on March 2, 2017 the Company repaid $400 million 5.70% fixed rate senior notes at their maturity.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $99 million during the six months ending February 28, 2017. On December 16, 2016, the Company amended its DRIP to permit eligible shareholders who are residents of the United States to enroll their Class A Participating Shares and Class B Non-voting Participating Shares in the DRIP. Prior to this amendment, the DRIP was only available to eligible shareholders who were residents of Canada.

Shaw’s and ViaWest’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1
ViaWest Credit Facilities
Total Net Leverage Ratio(3)	≤ 6.50:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.
(3)	Total Net Leverage Ratio is calculated as the ratio of consolidated total debt under the facility as of the last day of the most recent completed four fiscal quarters to Consolidated Adjusted EBITDA of ViaWest for the same period. Consolidated Adjusted EBITDA, for the purposes of the covenants, is calculated similar to Operating income before restructuring and amortization with adjustments for certain items such as one-time expenses and extraordinary items.

At February 28, 2017 Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

Cash Flow from Operations

Operating Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Change %	February 28, 2017	February 29, 2016	Change %
Funds flow from operations	424	363	16.8	838	710	18.0
Net change in non-cash balances related to operations	20	40	(50.05)	(131)	(49)	(>100.0)
Operating activities of discontinued operations	—	60	(100.0)	—	106	(100.0)

	444	463	(4.1)	707	767	(7.8)

For the three and six month periods ended February 28, 2017, funds flow from operations increased over the comparable periods primarily due to higher operating income before restructuring costs and amortization and lower income tax expense. For the six month period, funds flow from operations also included the impact of lower pension funding, partially offset by higher restructuring costs recorded during the first quarter of the current year. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in other current asset balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	Decrease	February 28, 2017	February 29, 2016	Decrease
Cash flow used in investing activities	(343)	(521)	178	(644)	(845)	201

The cash used in investing activities decreased over the comparable periods due primarily to the $223 acquisition of INetU in the prior year and lower investment activity, partly offset by higher cash outlays for capital expenditures in the current year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Bank loans – net borrowings	298	94	298	93
ViaWest’s credit facility and finance lease obligations	5	176	23	175
Freedom Mobile finance lease obligations	—	—	(1)	—
Bank facility arrangement costs	(3)	(6)	(3)	(7)
Dividends	(97)	(98)	(195)	(196)
Issuance of Class B Non-Voting Shares	27	6	30	12

	230	172	152	77

Accounting standards

The MD&A included in the Company’s August 31, 2016 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Shaw Communications Inc.

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts:

	As at August 31,
(millions of Canadian dollars)	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity - Common and preferred shareholders

Related Party Transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2016 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016. There has been no material change in the Company’s transactions with related parties between August 31, 2016 and February 28, 2017.

Financial Instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2016 and February 28, 2017. See “Known Events, Trends and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2016 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016.

Risks and Uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2016 Annual Report under “Known Events, Trends, Risks and Uncertainties” in Management’s Discussion and Analysis.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	February 28, 2017	August 31, 2016	August 31, 2015
		(restated, note 2)	(restated, note 2)
ASSETS
Current
Cash	620	405	398
Accounts receivable	265	268	468
Inventories	80	65	60
Other current assets	156	138	78
Asset held for sale	—	—	5

	1,121	876	1,009
Investments and other assets [notes 12 and 13]	899	853	97
Property, plant and equipment	4,677	4,607	4,220
Other long-term assets	278	275	259
Deferred income tax assets	5	6	14
Intangibles	7,454	7,450	7,459
Goodwill	1,327	1,315	1,688

	15,761	15,382	14,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	919	944	887
Provisions	127	33	52
Income taxes payable	100	215	195
Unearned revenue	209	215	196
Current portion of long-term debt [notes 7 and 12]	412	412	608

	1,767	1,819	1,938
Long-term debt [notes 7 and 12]	5,536	5,200	5,061
Other long-term liabilities	116	135	186
Provisions	55	53	10
Deferred credits	549	563	588
Deferred income tax liabilities	1,932	1,914	1,914

	9,955	9,684	9,697
Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	5,805	5,697	4,812
Non-controlling interests in subsidiaries	1	1	237

	5,806	5,698	5,049

	15,761	15,382	14,746

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Revenue [note 4]	1,304	1,151	2,618	2,295
Operating, general and administrative expenses [note 6]	(764)	(649)	(1,539)	(1,285)
Restructuring costs [notes 6 and 14]	—	—	(12)	—
Amortization:
Deferred equipment revenue	13	17	27	36
Deferred equipment costs	(33)	(38)	(67)	(79)
Property, plant and equipment, intangibles and other	(245)	(210)	(480)	(411)

Operating income from continuing operations	275	271	547	556
Amortization of financing costs – long-term debt	(1)	(1)	(2)	(3)
Interest expense	(75)	(77)	(148)	(150)
Business acquisition costs	—	(8)	—	(9)
Equity income (loss) of an associate or joint venture	9	(19)	36	(36)
Other losses [note 15]	(3)	(6)	(110)	(8)

Income from continuing operations before income taxes	205	160	323	350
Current income tax expense [note 4]	36	58	75	121
Deferred income tax expense (recovery)	22	(14)	11	(25)

Net income from continuing operations	147	116	237	254
Income from discontinued operations, net of tax [note 3]	—	48	—	128

Net income	147	164	237	382

Net income from continuing operations attributable to:
Equity shareholders	147	116	237	254

Income from discontinued operations attributable to:
Equity shareholders	—	40	—	112
Non-controlling interests in subsidiaries held for sale	—	8	—	16

	—	48	—	128

Basic earnings per share [note 9]
Continuing operations	0.30	0.24	0.48	0.52
Discontinued operations	—	0.08	—	0.23

	0.30	0.32	0.48	0.75

Diluted earnings per share [note 9]
Continuing operations	0.30	0.24	0.48	0.52
Discontinued operations	—	0.08	—	0.23

	0.30	0.32	0.48	0.75

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Net income	147	164	237	382
Other comprehensive income (loss) [note 10]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	1	—
Adjustment for hedged items recognized in the period	—	—	(1)	—
Unrealized loss on available-for-sale investment	—	1	—	—
Share of other comprehensive income of associates	2	—	10	—
Exchange differences on translation of a foreign operation	(13)	13	14	28
Exchange differences on US denominated debt hedging a foreign operation	6	(5)	(6)	(11)

	(6)	9	18	17
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	—	(11)	17	(5)
Discontinued operations	—	(5)	—	(2)

	(6)	(7)	35	10

Comprehensive income	141	157	272	392

Comprehensive income attributable to:
Equity shareholders	141	149	272	376
Non-controlling interests in subsidiaries	—	8	—	16

	141	157	272	392

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2017

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	237	—	237	—	237
Other comprehensive income	—	—	—	35	35	—	35

Comprehensive income	—	—	237	35	272	—	272
Dividends	—	—	(197)	—	(197)	—	(197)
Dividend reinvestment plan	99	—	(99)	—	—	—	—
Shares issued under stock option plan	37	(6)	—	—	31	—	31
Share-based compensation	—	2	—	—	2	—	2

Balance as at February 28, 2017	3,935	38	1,849	(17)	5,805	1	5,806

Six months ended February 29, 2016

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,286	(19)	4,812	237	5,049
Net income	—	—	366	—	366	16	382
Other comprehensive income	—	—	—	10	10	—	10

Comprehensive income	—	—	366	10	376	16	392
Dividends	—	—	(197)	—	(197)	—	(197)
Dividend reinvestment plan	93	—	(93)	—	—	—	—
Shares issued under stock option plan	14	(2)	—	—	12	—	12
Share-based compensation	—	1	—	—	1	—	1

Balance as at February 29, 2016	3,607	44	1,362	(9)	5,004	253	5,257

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
OPERATING ACTIVITIES
Funds flow from continuing operations [note 11]	424	363	838	710
Net change in non-cash balances related to continuing operations	20	40	(131)	(49)
Operating activities of discontinued operations	—	60	—	106

	444	463	707	767

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(287)	(216)	(527)	(483)
Additions to equipment costs (net) [note 4]	(15)	(19)	(38)	(43)
Additions to other intangibles [note 4]	(19)	(32)	(46)	(53)
Net (additions) reductions to inventories	(13)	2	(15)	1
Business acquisitions, net of cash acquired	—	(223)	—	(225)
Net additions to investments and other assets	(9)	(32)	(18)	(43)
Distributions received and proceeds from sale of investments	—	—	—	3
Proceeds on disposal of property, plant and equipment	—	1	—	6
Investing activities of discontinued operations	—	(2)	—	(8)

	(343)	(521)	(644)	(845)

FINANCING ACTIVITIES
Increase in long-term debt	306	597	326	597
Debt repayments	(3)	(327)	(6)	(329)
Bank facility arrangement costs	(3)	(6)	(3)	(7)
Issue of Class B Non-Voting Shares [note 8]	27	6	30	12
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95)	(95)	(191)	(189)
Dividends paid on Preferred Shares	(2)	(3)	(4)	(7)

	230	172	152	77

Effect of currency translation on cash balances	—	1	—	1

Increase in cash	331	115	215	—
Cash, beginning of the period	289	283	405	398
Cash, classified as assets held for sale at end of period	—	(41)	—	(41)

Cash of continuing operations, end of the period	620	357	620	357

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2017 were approved by the Board of Directors and authorized for issue on April 11, 2017.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2016 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2016.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts	As at August 31,
	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity - Common and preferred shareholders

3.	DISCONTINUED OPERATIONS

In the second quarter of fiscal 2016, the Company announced it had entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares. The transaction closed on April 1, 2016.

Although, through holding of the shares in Corus, the Company effectively retains an indirect, non-controlling interest in the former Media division subsequent to the sale, the Company no longer has control over the division. Accordingly, the operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Revenue	—	227	—	522
Eliminations(1)	—	(20)	—	(39)

	—	207	—	483

Operating, general and administrative expenses
Employee salaries and benefits	—	47	—	93
Purchases of goods and services(2)	—	109	—	240

	—	156	—	333
Eliminations(1)	—	(20)	—	(39)

	—	136	—	294
Restructuring costs	—	—	—	—
Amortization(2)	—	4	—	11
Accretion of long-term liabilities and provisions	—	1	—	2
Other losses	—	—	—	1

Income from discontinued operations before tax	—	66	—	175
Income taxes	—	18	—	47

Income from discontinued operations, net of tax	—	48	—	128

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale in the prior year, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and six month periods ended February 29, 2016 amounted to $20 for program rights and $4 for property, plant and equipment, intangibles and other.

4.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, and Satellite Video to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services and fleet tracking services to North American businesses and public sector entities. The Business Infrastructure Services segment provides data centre colocation, cloud and managed services to North American and European businesses. The Wireless segment, formed by the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016, provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta. All of the Company’s reportable segments are substantially located in Canada with the exception of Business Infrastructure Services, consisting primarily of ViaWest, which has operations located in the United States and Europe. Information on operations by segment is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Operating information

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Revenue
Consumer	933	934	1,880	1,878
Business Network Services	146	137	290	273
Business Infrastructure Services	91	89	181	162
Wireless	140	—	279	—

	1,310	1,160	2,630	2,313
Intersegment eliminations	(6)	(9)	(12)	(18)

	1,304	1,151	2,618	2,295

Operating income before restructuring costs and amortization
Consumer	403	403	808	822
Business Network Services	73	66	145	130
Business Infrastructure Services	35	33	67	58
Wireless	29	—	59	—

	540	502	1,079	1,010
Restructuring costs	—	—	(12)	—
Amortization	(265)	(231)	(520)	(454)

Operating income	275	271	547	556

Current taxes
Operating	44	64	88	132
Other/non-operating	(8)	(6)	(13)	(11)

	36	58	75	121

Capital expenditures

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Capital expenditures accrual basis
Consumer and Business Network Services (1)	199	214	379	403
Business Infrastructure Services	30	39	51	69
Wireless	53	—	117	—

	282	253	547	472

Equipment costs (net of revenue)
Consumer and Business Network Services	15	21	40	47

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	214	234	419	449
Business Infrastructure Services	30	40	51	70
Wireless	53	—	117	—

	297	274	587	519

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	287	216	527	483
Additions to equipment costs (net)	15	19	38	43
Additions to other intangibles	19	32	46	53

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	321	267	611	579
Increase/decrease in working capital and other liabilities related to capital expenditures	(25)	7	(25)	(56)
Decrease in customer equipment financing receivables	2	2	3	4
Less: Proceeds on disposal of property, plant and equipment	—	(1)	—	(6)
Less: Satellite equipment profit (1)	(1)	(1)	(2)	(2)

Total capital expenditures and equipment costs (net) reported by segments	297	274	587	519

(1)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

5.	PROVISIONS

In September 2016, shomi, a joint venture of the Company and Rogers Communications Inc., announced the decision to wind down its operations with service ending on November 30, 2016. The Company recorded a provision of $107 in the prior quarter relating to the wind down of the investment.

6.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Employee salaries and benefits	228	207	460	409
Purchase of goods and services	536	442	1,091	876

	764	649	1,551	1,285

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	LONG-TERM DEBT

	February 28, 2017			August 31, 2016
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Bank loans (1)	505	—	505	498	—	498
Cdn fixed rate senior notes-
5.70% due March 2, 2017	400	—	400	400	—	400
5.65% due October 1, 2019	1,247	3	1,250	1,246	4	1,250
5.50% due December 7, 2020	498	2	500	498	2	500
3.15% due February 19, 2021	298	2	300	298	2	300
4.35% due January 31, 2024	497	3	500	497	3	500
3.80% due March 1, 2027	298	2	300	—	—	—
6.75% due November 9, 2039	1,418	32	1,450	1,418	32	1,450

	5,161	44	5,205	4,855	43	4,898
Other
ViaWest – credit facility	715	11	726	682	13	695
ViaWest – other	29	—	29	31	—	31
Freedom Mobile—other	3	—	3	4	—	4
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,948	55	6,003	5,612	56	5,668
Less current portion (2)	412	—	412	412	—	412

	5,536	55	5,591	5,200	56	5,256

(1)	Bank loans include borrowings of USD $380 at February 28, 2017 (August 31, 2016 – USD $380).
(2)	Current portion of long-term debt includes the 5.70% senior notes due March 2017, amounts due within one year in respect of ViaWest’s term loan, and ViaWest’s and Freedom Mobile’s finance lease obligations and landlord debt.

In December 2016, the Company amended the terms of its bank credit facility to extend the maturity date from December 2019 to December 2021.

On February 28, 2017, the Company issued $300 senior notes at a rate of 3.80% due March 1, 2027.

Subsequent to quarter-end, the Company repaid $400 5.70% senior notes at their maturity on March 2, 2017.

8.	SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2017 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2016	22,420,064	2	463,827,512	3,504	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	1,293,535	37	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	3,719,843	99	—	—	—	—

February 28, 2017	22,420,064	2	468,840,890	3,640	10,012,393	245	1,987,607	48

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	147	116	237	254
Deduct: dividends on Preferred Shares	(2)	(3)	(4)	(7)

Net income attributable to common shareholders from continuing operations	145	113	233	247
Net income from discontinued operations	—	48	—	128
Deduct: net income from discontinued operations attributable to non- controlling interests	—	(8)	—	(16)

Net income from discontinued operations attributable to common shareholders	—	40	—	112

Net income attributable to common shareholders	145	153	233	359

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	489	477	488	476
Effect of dilutive securities (1)	1	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	490	478	489	477

Basic earnings per share ($)
Continuing operations	0.30	0.24	0.48	0.52
Discontinued operations	—	0.08	—	0.23

Attributable to common shareholders	0.30	0.32	0.48	0.75

Diluted earnings per share ($)
Continuing operations	0.30	0.24	0.48	0.52
Discontinued operations	—	0.08	—	0.23

Attributable to common shareholders	0.30	0.32	0.48	0.75

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2017, 3,443,718 (2016 – 7,560,885) and 3,475,941 (2016 – 4,273,643) options were excluded from the diluted earnings per share calculation, respectively.

10.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	(2)	1	(1)
Share of other comprehensive income of associates	10	—	10
Exchange differences on translation of a foreign operation	14	—	14
Exchange differences on translation of US denominated debt hedging a foreign operation	(6)	—	(6)

	18	—	18
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	23	(6)	17

	41	(6)	35

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	—	—	—
Share of other comprehensive income of associates	2	—	2
Exchange differences on translation of a foreign operation	(13)	—	(13)
Exchange differences on translation of US denominated debt hedging a foreign operation	6	—	6

	(6)	—	(6)

Components of other comprehensive income and the related income tax effects for the six months ended February 29, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Exchange differences on translation of a foreign operation	28	—	28
Exchange differences on translation of US denominated debt hedging a foreign operation	(11)	—	(11)

	17	—	17
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(7)	2	(5)
Discontinued operations	(3)	1	(2)

	7	3	10

Components of other comprehensive income and the related income tax effects for the three months ended February 29, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Unrealized loss on available-for-sale investment	1	—	1
Exchange differences on translation of a foreign operation	13	—	13
Exchange differences on translation of US denominated debt hedging a foreign operation	(5)	—	(5)

	9	—	9
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(15)	4	(11)
Discontinued operations	(7)	2	(5)

	(13)	6	(7)

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2017 $	August 31, 2016 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	1
Share of other comprehensive income of associates	5	(5)
Foreign currency translation adjustments	115	108
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(139)	(156)
Discontinued operations	—	—

	(17)	(52)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Funds flow from continuing operations

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Net income from continuing operations	147	116	237	254
Adjustments to reconcile net income to funds flow from operations:
Amortization	266	231	522	454
Deferred income tax expense (recovery)	22	(14)	11	(25)
Share-based compensation	1	—	2	1
Defined benefit pension plans	—	3	4	(19)
Equity loss (income) of an associate or joint venture	(9)	19	(36)	36
Provision for investment loss	—	—	107	—
Loss on write-down of assets	—	6	—	6
Other	(3)	2	(9)	3

Funds flow from continuing operations	424	363	838	710

(ii) Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Interest paid	43	33	153	146
Income taxes paid (net of refunds)	61	88	189	211
Interest received	1	—	2	—

(iii) Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	50	47	99	93

12. FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii) Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv) Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	February 28, 2017		August 31, 2016
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Liabilities
Long-term debt (including current portion) (1)	5,948	6,617	5,612	6,252
Contingent liability(2)	1	1	2	2

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(2)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

13. INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company participates in Corus’ dividend reinvestment program for this initial investment in Corus

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Class B Shares. For the three and six months ended February 28, 2017, the Company received dividends of $22 and $43 from Corus, of which $20 and $41 were reinvested in additional Corus Class B shares, respectively. At February 28, 2017, the Company owned 77,537,826 Corus Class B shares having a fair value of $982 and representing 38% of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the period from September 1 to February 28, 2017 was 38%.

Summary financial information for Corus as at February 28, 2017 and for the three and six months then ended is as follows:

February 28, 2017 $
Current assets	528
Non-current assets	5,613
Current liabilities	(642)
Non-current liabilities	(2,948)

Net assets	2,551
Less: non-controlling interests	(164)

2,387

Carrying amount of the investment	861

	Three months ended February 28, 2017 $	Six months ended February 28, 2017 $
Revenue	368	836
Net income attributable to:
Shareholders	25	96
Non-controlling interest	7	17

	32	113
Other comprehensive income, attributable to shareholders	6	26

Comprehensive income	38	139

Equity income from associates(1)	9	36
Other comprehensive income from equity accounted associates(1)	2	10

	11	46

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the period.

14. RESTRUCTURING COSTS

During 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom Mobile and the divestiture of Shaw Media.

During the prior quarter, the Company restructured certain operations within the Consumer segment. In connection with the restructuring, the Company recorded $12 primarily related to severance and employee related costs in respect of the approximate 250 affected employees. The majority of the remaining costs are expected to be paid in the current year. The continuity of the restructuring provisions is as follows.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2017 and February 29, 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

$
Balance as at September 1, 2016	4
Additions	12
Payments	(14)

Balance as at February 28, 2017	2

15. OTHER LOSSES

In the current year, other losses include a provision of $107 in respect of the Company’s investment in shomi which announced a wind down of operations during the prior quarter. Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.